Exhibit 17.3

Deny Rahardjo
Letter of Resignation

July 24, 2017
Board of Directors
KinerjaPay Corp.

I am submitting this letter of resignation as CEO of PT KinerjaPay Indonesia. The reason for my resignation is to pursue other business opportunities. I have had no disagreements with the operations, policies or practices of the Registrant or its wholly-subsidiary subsidiary, PT KinerjaPay Indonesia.

Respectfully submitted,
/s/: Deny Rahardjo